SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Changes in director's details





Date: 1 March 2007



Number of reports in announcement: 1

DISCLOSURE DIRECTOR'S DETAILS - Kathleen O'Donovan

Director's other publicly quoted directorships

As required by Listing Rule 9.6.14, we confirm the following change to the information disclosed in respect of Ms O'Donovan, non-executive director of Prudential plc:

Directorships held in publicly quoted companies pursuant to Listing
Rule 9.6.13(1)

Current Directorships

Ms O'Donovan has been appointed as a non-executive director of Trinity Mirror Plc with effect from 11 May 2007.



Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.



                              -ENDS-



Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 March 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ Susan Henderson
                                             Deputy Group Secretary